Exhibit 1

Harry Winston announces US$150 million strategic investment by Kinross

TORONTO, March 19, 2009  - Harry Winston Diamond Corporation (TSX-HW; NYSE-HWD) (“Harry Winston”) is pleased to announce a strategic investment by Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”), whereby Kinross will make a net investment of US$150 million to acquire an indirect interest in the Diavik diamond mine and a direct equity stake in the company.  As part of the transaction the parties have agreed to jointly consider other opportunities in the diamond mining industry.

According to the terms of the agreement signed today, Kinross has agreed to subscribe for 15.2 million treasury shares from Harry Winston at a price of US$3.00 per share, being approximately 19.9% of the company’s issued equity post the transaction. Kinross has the right to maintain this equity level by participating in future equity financings.  In addition, Kinross has agreed to subscribe for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston’s 40% joint venture interest in the Diavik Diamond Mine, for a net effective subscription value of US$104.4 million. Following closing of the transaction, Kinross will be offered a seat on Harry Winston’s Board of Directors.

Harry Winston will use the US$150 million proceeds of the transaction to repay existing bank debt and for general corporate purposes.  In addition the proceeds will fund Harry Winston’s share of the capital costs to complete the underground expansion of the Diavik mine that will provide access to reserves which take the mine life to beyond 2022.  Harry Winston will continue to market the Partnership’s entire share of diamond production from the Diavik mine, including the portion attributable to Kinross' interest.

This new relationship will enable the company to access Kinross’ mining expertise in a broad variety of geographic environments, as well as their financial strength, to complement the acknowledged diamond expertise of Harry Winston.

“We welcome this important investment by one of the world’s leading mining companies,” said Bob Gannicott, Chairman and CEO of Harry Winston.   “We look forward to developing our relationship with Kinross as we build our company and consider new opportunities for future growth.”

Because of the current challenging global economic conditions the Harry Winston board has decided to suspend dividend payments for the time being.

The Kinross transaction strengthens Harry Winston’s balance sheet both to withstand the uncertainties of the current global economic environment and to be able to take advantage of opportunities that may become available during this turbulent period.

The completion of the Kinross transaction is subject to customary closing conditions including regulatory approval.

Harry Winston Diamond Corporation (TSX: HW; NYSE:HWD) will release its Fiscal 2009 Fourth Quarter and Year-End results for the period ended January 31, 2009, after market hours on Thursday, April 2, 2009.

Harry Winston and Kinross will host a conference call for analysts, investors and other interested parties on Thursday, March 19, 2009 at 4:45 p.m. ET, followed by a question-and-answer session.

To access the call, please dial:
North America: 1-866-543-6405; passcode 65480867
International:  1-617-213-8897; passcode 65480867

You may also access the conference call on a listen-only basis at:
http://investor.harrywinston.com or www.kinross.com

A telephone replay of the call will be available one hour after the call until 11:59 p.m. ET on April 3, 2009. To access the call replay, please dial:

North America: 1-888-286-8010; passcode 40769914
International: 1-617-801-6888; passcode 40769914

You may also access a replay of the call at:

http://investor.harrywinston.com or www.kinross.com

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com

For further information, please contact:

Investor Relations - (416) 362-2237 ext 290 or investor@harrywinston.com